September 28, 2021

VIA EDGAR

Office of Finance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Julia Griffith

Re:	dMY Technology Group, Inc. VI

Registration Statement on Form S-1

File No. 333-257379

Dear Ms. Griffith:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, dMY Technology Group, Inc. VI (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-257379) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that the Registration Statement will become effective at 4 p.m. Eastern Daylight Time on September 30, 2021, or as soon as practicable thereafter. The Company hereby authorizes Adam Brenneman of Cleary Gottlieb Steen & Hamilton LLP, counsel to the Company, to modify or withdraw this request for acceleration orally. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

The Company requests that we be notified of such effectiveness by a telephone call to Mr. Brenneman at +1 (212) 225-2704 and that such effectiveness also be confirmed in writing.

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Very truly yours,

dMY Technology Group, Inc. VI

By:	/s/ Niccolo de Masi
Name: Niccolo de Masi
Title: Chief Executive Officer

cc:	Harry L. You

Co-Chairman

dMY Technology Group, Inc. VI

Adam J. Brenneman

Cleary Gottlieb Steen & Hamilton LLP